July 29, 2024

Nathan Puente
Chief Executive Officer and Director
Lelantos Holdings, Inc.
3690 W. El Moraga Place
Tucson, AZ 85745

       Re: Lelantos Holdings, Inc.
           Amendment No. 4 to Offering Statement on Form 1-A
           Filed July 16, 2024
           File No. 024-12414
Dear Nathan Puente:

       We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 2, 2024 letter.

Amendment No. 4 to Form 1-A
General

1. Please tell us whether the members of Lelantos Holdings hold interests in Eco
       Management directly as individuals, or do they hold their interest through Lelantos
       Holdings (i.e., does Joshua Weaver own 16% of Eco Management economic rights and
       32% of its voting rights as an individual, or does Lelantos Holdings own 50% of Eco
       Management, and Joshua Weaver holds his interests in Eco Management through his interest in Lelantos Holdings?).
2. We note the organization chart shows the officers of the entities, but not distribution of ownership interests. Please provide an organization chart that shows the distribution of ownership interests of Eco Management Systems and Lelantos Holdings. July 29, 2024
Page 2

       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Energy &
Transportation
cc:   Patrick Ryan Morris